Bank of America, N.A.

Form SBSE-A

Amendment - SBSE-A/A

March 19, 2025

The following changes were made in this Amendment:

Changes to Schedule B, Section II Item 13B

ABBEYX LTD – Added as Execute or Trade entity

AEGIS SEF, LLC – Added as Execute or Trade entity

RTX Financial, LLC – Terminated as Execute or Trade entity

TRADEWEB GLOBAL LLC– Terminated as Execute or Trade section

EUROCLEAR BANK SA – Added as Custody, Clearance, or Settlement entity

STANDARD CHARTERED BANK, DIFC BRANCH – Terminated as Custody, Clearance, or Settlement entity

WELLS FARGO BANK, NATIONAL ASSOCIATION – Terminated as Custody, Clearance, or Settlement entity

Changes to Principals

Maria Martinez – added as a Director